Rule 424(b)(3)
                                                                   No. 333-98047

                        CNL HOSPITALITY PROPERTIES, INC.

         This Supplement is part of, and should be read in conjunction with, the Prospectus dated April 30, 2003 and the Prospectus Supplement dated November 4, 2003. Capitalized terms used in this Supplement have the same meaning as in the Prospectus unless otherwise stated herein.

         Information as to the number and type of Properties acquired by the Company is presented as of December 18, 2003, with the exception of the borrowing information which is presented as of December 24, 2003, and all references to Property acquisitions should be read in that context. Proposed Properties for which the Company enters into initial commitments to acquire, as well as Property acquisitions that occur after December 18, 2003, will be reported in a subsequent Supplement.

                               RECENT DEVELOPMENTS

         On December 15, 2003, the Company acquired a Wyndham Hotel located in Montreal, Quebec, which was immediately converted to a Hyatt Regency Hotel (the "Hyatt Regency Montreal Property"). The Hyatt Regency Montreal Property is a 20-story hotel, which includes 607 guest rooms. The Property has over 35,500 square feet of meeting space, one (three meal) restaurant, a lobby lounge and bar, indoor swimming pool and exercise facility. The Property is located within Complexe Desjardins, which is Montreal's largest mixed-use retail and commercial center.

         On December 17, 2003, the Company and Hilton Hotels Corporation ("Hilton") formed a joint venture (the "Hilton 3 Partnership"), which is 75% owned by the Company and 25% owned by Hilton. On December 17, 2003, the Hilton 3 Partnership acquired two Hilton Hotel Properties located in each of La Jolla, California (the "Torrey Pines Property") and Washington, D.C. (the "Capital Hilton Property").

         The Torrey Pines Property is a four-story hotel, which includes 394 guest rooms. The Property has over 26,000 square feet of indoor meeting space, 15,700 square feet of outdoor meeting space, one (three meal) restaurant, two lounges, outdoor swimming pool, whirlpool, spa and an exercise facility. The Property is located within the excusive San Diego resort community of La Jolla, overlooking the California coastline and Torrey Pines Golf Course.

         The Capital Hilton Property is a 12-story hotel, which includes 544 guest rooms. The Property has approximately 25,000 square feet of meeting space, two restaurants, a lobby lounge and an exercise facility. The Property is located in the center of downtown Washington, D.C., two blocks from the White House and within walking distance from local attractions.

         On December 18, 2003, the Company and an unrelated third party formed a joint venture (the "Del Coronado Partnership"), which is 70% owned by the Company and 30% owned by KSL Recreation Corporation ("KSL"). The Del Coronado Partnership acquired the Hotel del Coronado on Coronado Island in California (the "Del Coronado Property"). The Del Coronado Property is a national historic landmark hotel built on 31 beachfront acres of Coronado Island, California. The Property includes 688 guest rooms and has approximately 63,000 square feet of indoor meeting space, eight food and beverage outlets, twenty-two retail outlets, two heated outdoor swimming pools, three tennis courts, bicycle and beach equipment rentals, and an exercise facility.

         As of December 18, 2003, the Company owned interests in 130 Properties, including 24 Properties through joint ventures and two Properties under development. The Company leases Properties, and expects to continue to lease its Properties, primarily to taxable REIT subsidiaries of the Company with management of the Properties performed by third-party hotel managers under affiliations with national hotel brands. Other Properties are leased on a triple-net basis to third-party operators. Of the Properties in which it owns interests, including the two Properties under development, the Company has leased or will lease 113 to subsidiaries of the Company or its various joint ventures with management performed by third-party managers, and it has leased 17 on a triple-net basis to unaffiliated third-party operators.


December 31, 2003                                Prospectus dated April 30, 2003

         The Board of Directors declared Distributions of $0.06458 per Share to stockholders of record on October 1, November 1 and December 1, 2003, payable by December 31, 2003. Distributions for the 12-month period ended September 30, 2003 represent a historical return of 7.75%.


                                  THE OFFERINGS

         As of December 18, 2003, the Company had received subscriptions from this offering for approximately 104.4 million Shares totalling $1 billion in Gross Proceeds. As of December 18, 2003, the Company had received aggregate subscriptions for approximately 237 million Shares totalling approximately $2.4 billion in gross proceeds, including approximately 1.6 million Shares (approximately $16 million) issued pursuant to the Reinvestment Plan, from its Prior Offerings and this offering. As of December 18, 2003, net proceeds to the Company from its Prior Offerings and this offering, loan proceeds and capital contributions from the Advisor, after deduction of selling commissions, marketing support fees, due diligence expense reimbursements and Offering Expenses, totalled approximately $3 billion. The Company had used approximately $1.3 billion of net offering proceeds and approximately $598 million of loan proceeds to invest in 106 hotel Properties. In addition, the Company had used approximately $469 million to invest in 24 Properties through 12 joint ventures, approximately $19 million to invest in securities of an operating partnership of a public REIT, approximately $14 million to redeem approximately 1.5 million Shares of Common Stock, approximately $365 million to pay down the various lines of credit and approximately $142 million to pay Acquisition Fees and certain Acquisition Expenses, leaving approximately $85 million available for investment in Properties, Mortgage Loans and other permitted investments.


                                    BUSINESS

PROPERTY ACQUISITIONS

         From October 15, 2003 through December 18, 2003, the Company acquired interests in four Properties, three of which are owned through two joint ventures. In connection with the purchase of these Properties, the Company (where applicable), as lessor, entered into lease agreements with taxable REIT subsidiaries, as lessees. The management of these Properties is being performed by third-party managers. The general terms of the lease agreements are described in the section of the Prospectus entitled "Business -- Description of Property Leases."

         The following table sets forth the location of each of the Properties described above and a summary of the principal terms of the acquisition and lease of each Property.

                                                               PROPERTY ACQUISITIONS
                                                  From October 15, 2003 through December 18, 2003

                                                                              Lease
                                                                            Expiration
                                              Purchase          Date        and Renewal           Minimum               Percntage
               Property Location                Price         Acquired        Options           Annual Rent                Rent
------------------------------------------  --------------  -----------  ----------------  --------------------------  ------------
HYATT REGENCY MONTREAL (1)                  $52,790,347     12/15/03     12/2006; five    The greater of (i)           See Minimum
(the "Hyatt Regency Montreal Property")                                  five-year        $4,256,000 (Canadian         Annual Rent
Existing hotel                                                           renewal          Dollars) or (ii) a
                                                                         options          percentage of gross
The Hyatt Regency Montreal Property is                                                    revenues of the Property
located in Montreal, Quebec.  The Property                                                ranging from 18% to 50%
includes 607 guest rooms, 35,500 square                                                   for the applicable year,
feet of meeting space, an indoor pool                                                     designed to result in a
and an exercise facility.                                                                 minimum return of
                                                                                          approximately 10%

HILTON TORREY PINES (2) (3)                 $106,500,000    12/17/03     12/2008;five     The greater of (i)           See Minimum
(the "Torrey Pines Property")                                            five-year        $6,390,000 or (ii) a         Annual Rent
Existing hotel                                                           renewal          percentage of gross
                                                                         options          revenues of the Property
                                                                                          ranging from 25% to 40%
The Torrey Pines Property is located in La                                                for the applicable year,
Jolla, California near San Diego. The                                                     designed to result in a
Property includes 394 guest rooms, 41,700                                                 minimum return of
square feet of meeting space, an outdoor                                                  approximately 11%
pool and an exercise facility.

CAPITAL HILTON (2) (3)                      $105,500,000    12/17/03     12/2008; five    The greater of (i)           See Minimum
(the "Capital Hilton Property")                                          five-year        $6,330,000 or (ii) a         Annual Rent
Existing hotel                                                           renewal options  percentage of gross
                                                                                          revenues of the Property
The Capital Hilton Property is located in                                                 ranging from 21% to 40%
the center of downtown Washington, D.C.                                                   for the applicable year,
The Property includes 544 guest rooms,                                                    designed to result in a
approximately 25,000 square feet of meeting                                               minimum return of
space and an exercise facility.                                                           approximately 11%




TABLE CONT'D

                                                                              Lease
                                                                            Expiration
                                              Purchase          Date        and Renewal           Minimum               Percntage
               Property Location                Price         Acquired        Options           Annual Rent                Rent
------------------------------------------  --------------  -----------  ----------------  --------------------------  ------------
HOTEL DEL CORONADO (4) (5)                  $418,000,000    12/18/03     12/2008; Five    The greater of (i)           See Minimum
(the "Del Coronado Property")                                            years; five      $23,099,000 or (ii) a        Annual Rent
Existing hotel                                                           five-year        percentage of gross
                                                                         renewal          revenues of the Property
                                                                         options          ranging from 29% to 50%
The Del Coronado Property is located on                                                   for the applicable year,
Coronado Island in California near                                                        designed to result in a
downtown San Diego. The Property                                                          minimum return of
includes 688 guest rooms, approximately                                                   approximately 11%
63,000 square feet of meeting space, two
heated outdoor pools and an exercise
facility.


---------------
FOOTNOTES:

(1) The lessee of this Property is an indirect wholly owned subsidiary of the Company and the Property is operated by a third party manager. For Properties subject to this arrangement, the Company's consolidated financial statements will report the hotels' operating revenues and expenses rather than rent contractually due under the leases with our subsidiaries. In the near future, the Company anticipates obtaining Permanent Financing to fund approximately 65% of the purchase price of the Hyatt Regency Montreal Property. The terms of the loan are expected to be consistent with the terms of the Company's existing Permanent Financing.

(2) This Property was acquired through a joint venture in which the Company owns a 75% equity interest and Hilton owns a 25% equity interest (the "Hilton 3 Partnership"). The lessee of this Property is an indirect wholly owned subsidiary of the Hilton 3 Partnership and the Property is managed by Hilton. For Properties subject to this arrangement, the Company's consolidated financial statements will generally report the Company's share of the hotels' net income (loss) rather than rent contractually due under the leases with our subsidiaries as equity in earnings (loss) of unconsolidated subsidiaries.

(3) The Hilton 3 Partnership obtained Permanent Financing of approximately $127.8 million upon acquisition of the Properties. The loan bears interest at a rate of 200 basis points over the 5-year Treasury yield subject to a floor of 5.50%. Monthly payments of interest only are required through maturity with all principal and any unpaid interest due and payable in December 2008.

(4) This Property is owned through a joint venture in which the Company indirectly owns a 70% equity interest and KSL Recreation Corporation ("KSL") owns a 30% equity interest (the "Del Coronado Partnership"). The Property is leased to an indirect taxable REIT subsidiary of the Del Coronado Partnership and is operated by KSL. For Properties subject to this arrangement, the Company's consolidated financial statements will generally report the Company's share of the hotels' net income
         (loss) rather than rent contractually due under the leases with our subsidiaries as equity in earnings (loss) of unconsolidated subsidiaries.

(5) In connection with the acquisition, the Del Coronado Partnership obtained Permanent Financing of $290 million. This debt has a blended interest rate of 285 basis points above 30-day LIBOR (4.02% as of November 30, 2003) and requires monthly interest only payments through maturity in December 2008, at which time all remaining principal and interest are due.



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


BORROWING

         The following paragraph should be read in conjunction with the section of the Prospectus Supplement entitled "Business -- Borrowing."

         On December 4, 2003, the Company obtained a loan totalling $130 million of which approximately $101 million was used to repay the Bridge Loan. This new loan bears interest at a rate of 30-day LIBOR plus 189 basis points per year (3.06% as of November 30, 2003). Monthly payments of interest only are required through maturity with all principal and any unpaid interest due and payable in December 2006. The Company has pooled 26 Properties as collateral for this loan. On December 24, 2003, the Company obtained an additional loan collateralized by the same 26 Properties in the amount of $35 million.


LITIGATION

         The following paragraph should be read in conjunction with the section of the Prospectus Supplement entitled "Business -- Litigation."

         On August 26, 2002, Carmel Valley, LLC filed a lawsuit against RFS and certain of its subsidiaries in the Superior Court of the State of California, for the County of San Diego. In connection with the RFS Transaction, the Company has become a party to a lawsuit claiming damages relating to a dispute over a parcel of land located adjacent to one of its Properties. The Company has unsuccessfully attempted to mediate this case. At this time, management believes that the damages claimed against the Company lack sufficient factual support and will continue to vigorously defend the action. However, it is possible that losses could be incurred by the Company if the plaintiff ultimately prevails. The plaintiff is seeking monetary damages of up to $700,000.


                                   MANAGEMENT

         The following paragraph updates the corresponding information beginning on page 114 of the Prospectus.

         Effective as of October 31, 2003, Charles A. Muller resigned as Chief Operating Officer of the Company and the Advisor. Mr. Muller continues to serve as Executive Vice President of both the Company and the Advisor. Also effective as of October 31, 2003, John A. Griswold, the President of the Company and the Advisor, was appointed Chief Operating Officer of both the Company and the Advisor.

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